Exhibit 4.35
AMENDMENT TO THE
PRIDE INTERNATIONAL, INC.
2007 LONG-TERM INCENTIVE PLAN
(As Amended and Restated Effective March 16, 2010)
WHEREAS, the board of directors (the “Board”) of Pride International, Inc., a Delaware corporation (“Pride”), adopted the Pride International, Inc. 2007 Long-Term Incentive Plan, which became effective as of the date of its approval by the stockholders of Pride on May 12, 2007;
WHEREAS, the Board adopted an amendment and restatement of the Plan on March 16, 2010 which became effective as of its approval by the stockholders of Pride stockholders on May 20, 2010;
WHEREAS, the stockholders of Pride will be asked to approve and adopt at the Special Meeting of Stockholders on May 31, 2011 the “Agreement and Plan of Merger,” dated as of February 6, 2011 and as amended on March 1, 2011, as it may be amended from time to time (the “Merger Agreement”), by and among Ensco plc (the “Company”), ENSCO International Incorporated, a Delaware corporation and an indirect, wholly owned subsidiary of Ensco, ENSCO Ventures LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of the Company (the “Merger Sub”), and Pride, pursuant to which the Merger Sub will merge with and into Pride (the “2011 Merger”), with Pride surviving the 2011 Merger as a wholly owned subsidiary of the Company;
WHEREAS, pursuant to the Merger Agreement, each outstanding share of common stock of Pride (other than shares held by certain stockholders as described in the Merger Agreement) at the effective time of the 2011 Merger, as defined in Section 1.1 of the Merger Agreement (the “Effective Time”), will be converted into the right to receive $15.60 in cash and 0.4778 American Depositary Shares (“ADSs”), each whole ADS representing one Class A ordinary share of the Company;
WHEREAS, as of the Effective Time, each outstanding option to purchase shares of Pride common stock granted under the Plan that is outstanding and unexercised immediately prior to the Effective Time will be assumed by the Company and converted into an option to purchase, on the same terms and conditions as applied to each such option immediately prior to the Effective Time, ADSs, and each such option will continue to have the same terms and conditions as applied to each such option immediately prior to the Effective Time, except that (a) as of the Effective Time, the option as so assumed and converted will be fully vested and exercisable for that number of whole ADSs equal to the product of (x) the number of shares of Pride common stock that were purchasable under the option immediately prior to the Effective Time and (y) the equity compensation exchange ratio (as defined below) and rounded down to the nearest whole ADS, (b) the per share exercise price under such assumed option shall be adjusted by dividing the per share exercise price under such Pride stock option immediately prior to the Effective Time by the equity compensation exchange ratio (which is the sum of (i) 0.4778 and (ii) the quotient obtained by dividing $15.60 by the average of the closing prices of an ADS for the five consecutive trading days ending three trading days prior to the closing date of the 2011 Merger, as defined in Section 1.2 of the Merger Agreement, rounded to the nearest ten thousandth) and rounding up to the nearest whole cent, (c) the exercise price and/or number of ADSs that may be purchased under the assumed option will be further adjusted to the extent required for the assumed option to remain compliant with, or exempt from, the requirements of section 409A of the Internal Revenue Code of 1986, as amended, and (d) the permissible methods of payment of the option grant price and withholding taxes provisions under the assumed option will be amended to comply with the U.K. Companies Act 2006; and
WHEREAS, the Board approved this Amendment to the Plan during its meeting held on May 19, 2011, to become effective as of, and only as of, the Effective Time, to reflect the provisions of the Merger Agreement and the effect of the 2011 Merger on the Plan;
NOW, THEREFORE, in consideration of the premises and the covenants herein contained, the Plan is amended as of the Effective Time as follows:
1)	Section 1 is amended to add the following sentences at the end of the section:

The Plan was further amended, as of the effective time of the Company’s merger with Ensco plc, a public limited company incorporated under the laws of England and Wales (the “Effective Time”), to reflect the assumption and adoption of the Plan by Ensco plc. All subsequent references in this Plan to Company shall be to Ensco plc or any successor thereto, unless the context otherwise requires, and all provisions of this Plan shall be consistently interpreted and applied.

2)	Section 3 is amended to add the following definitions:

“Act” means the U.K. Companies Act 2006.

“ADS” means an American depositary share which represents a Class A ordinary share in the Company, nominal value US$0.10 per share, and evidenced by an American depositary receipt. All references in this Plan to shares of Common Stock (including the definition in this Section 3) shall be read and considered to be references to ADSs, unless the context otherwise requires, all references to stock, securities and/or shares of Pride International, Inc. shall be read and considered to be references to or to include ADSs, as applicable, and all references (specific or otherwise) to “stockholders of the Company” shall be read and considered to be references to holders of ADSs, unless the context otherwise requires, and all provisions of this Plan shall be consistently interpreted and applied.

“Employee Taxes” means any federal, state, local income taxes and/or other taxes imposed by the Host Country and/or country of the Participant’s residence.

“Host Country” means the country or residence of the Company or its Subsidiary which has the legal relationship of employer and employee with the Employee.

“Tax Equalization” or “Hypothetical Tax” means the methodology established by the Company, either through general personnel policies or specific agreement, to neutralize, in whole or in part, the tax consequences to Employees assigned to locations outside of the Employee’s home country.

3)	Section 3 is further amended to replace the definition of “Committee”
with
“Committee” means the Nominating, Governance and Compensation Committee of the Board, the Executive Compensation Subcommittee of the Nominating, Governance and Compensation Committee of the Board or such other Committee or subcommittee as may be appointed by the Board from time to time, which shall be comprised solely of two or more persons who are Disinterested Directors, as defined in the Ensco International Incorporated 2005 Long-Term Incentive Plan (As Revised and Restated on December 22, 2009 and As Assumed by the Company as of December 23, 2009), as amended from time to time. The Board shall assume any or all of the powers and responsibilities prescribed for the Committee with respect to Options held by Directors, and to that extent, the term “Committee” as used herein shall also be applicable to the Board, unless the context otherwise requires.

4)	Section 3 is further amended to replace the definition of “Plan”
with
“Plan” means this Pride International, Inc. 2007 Long-Term Incentive Plan (As Amended and Restated Effective March 16, 2010), as amended as of the Effective Time, and as may be amended from time to time thereafter;

5)	Section 3 is further amended to replace the definition of “Subsidiary”
with
“Subsidiary” means any corporation or legal entity as to which more than fifty percent (50%) of the outstanding voting shares, ADSs or interests shall now or hereafter be owned or controlled, directly by a person, any Subsidiary of such person, or any Subsidiary of such Subsidiary. For purposes of the definition of Employee, Subsidiary means a subsidiary within the meaning of Section 1159 of the Act.

6)	Section 4 is amended to add the following sentence at the end of the section:

No Awards may be granted under this Plan after the Effective Time (other than Options that are assumed by the Company in connection with the merger between Pride International, Inc. and the Company).

7)	Section 5 is amended to add the following sentence at the end of the section:

ADSs used to satisfy the exercise of Options that are assumed by the Company in connection with the merger between Pride International, Inc. and the Company may be authorized but unissued ADSs or, if the Committee so determines, ADSs held in reserve by a Subsidiary or (with respect to Options held by Employees) ADSs that have been acquired by the trustees of any employee benefit trust established in connection with the Company’s equity incentive plans.

8)	Section 6(a) is amended to add the following sentence at the end of the section:

The authority exercised by the Committee in connection with this Plan is subject to any applicable provisions of the Act.

9)	Section 6(b) is amended to add the following sentences at the end of the section:

This provision applies to the fullest extent permitted by applicable law. Nothing in this Section 6(b) shall exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company. For purposes of this section, “company” means a company formed and registered under the Act.

10)	The last sentence of Section 11 is amended to read as follows:

Notwithstanding the above, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act, the Code, the Act, any securities law, any governing statute, or any other applicable law.

11)	Section 13 is amended in its entirety to read as follows:
     13. Option Exercise. The Grant Price shall be paid in full at the time of exercise (i) in cash or by check payable and acceptable to the Company or its designee, (ii) subject to the approval of the Committee, by authorizing the Company or its designee to withhold from the ADSs to be issued upon any exercise of an Option, a number of ADSs having an aggregate Fair Market Value on the date of exercise that is not greater than the aggregate Grant Price for the ADSs with respect to which the Option is being exercised and by paying any remaining amount of the Grant Price as provided in (i), or (iii) by way of a cashless exercise pursuant to which the Participant instructs the Company’s designee to sell some or all of the ADSs subject to the exercised portion of the Option and deliver promptly to the Company the amount of the sale proceeds sufficient to pay the Grant Price. Payment instruments will be received subject to collection. The Committee may adopt additional rules and procedures regarding the exercise of Options from time to time, provided that such rules and procedures are not inconsistent with the provisions of this Section and provided that such rules and procedures are subject to applicable law.

12)	Section 14 is amended in its entirety to read as follows:
     14. Taxes. Options under this Plan shall be subject to withholding for Employee Taxes required by law. Each Participant shall, at such time as the value of any ADSs or other amounts received pursuant to an Option first becomes includable in the gross income of such Participant for Employee Taxes or the time that a withholding obligation arises for the Company or any of its Subsidiaries with respect to the Option, as applicable, pay to the Company or its designee, or make arrangements satisfactory to the Committee regarding payment of, any and all such Employee Taxes required to be withheld with respect to such income and, if applicable, any amounts owed to the Company or its Subsidiaries under its Tax Equalization or Hypothetical Tax policies or specific agreements relating thereto. The Company or its designee and its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such Employee Taxes from any payment of any kind otherwise due to the Participant and to require any payments necessary in order to enable it to satisfy its withholding obligations. Without limitation to the above, the Company or its designee may procure the satisfaction of any withholding obligation, in whole or in part, by (i) a portion of the proceeds of a “cashless exercise” arranged by the Company’s designee, (ii) authorizing the Company’s designee to sell a number of ADSs with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the statutory prescribed amount of the withholding due or other applicable withholding amount as determined by the Company, (iii) paying to the Company or a Subsidiary the amount of Employee Taxes in cash, check or other cash equivalent, and/or (iv) if approved by the Committee, authorizing the Company or its designee to withhold from ADSs to be issued pursuant to any exercise of an Option, a number of ADSs with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the statutory prescribed amount of the withholding due or other applicable withholding amount. The Participant may elect in advance of the exercise of the Option to have any withholding obligation satisfied by one of the withholding methods set forth above, subject to approval by the Committee and compliance with applicable law. If the withholding obligation is satisfied by withholding a number of ADSs as described in (iv) above, for tax purposes, the Participant will be deemed to have been issued the full number of ADSs subject to the exercised portion of the Option, notwithstanding that a number of the ADSs are held back solely for the purpose of paying the Employee Taxes due as a result of participation in this Plan. The Company may refuse to honor the exercise of an Option and may refuse to issue or deliver the ADSs or the proceeds of the sale of ADSs if the Participant fails to comply with the obligations in connection with Employee Taxes.
13)	Section 17(b) is amended to add the following sentence between the first and second sentences in the section:

The foregoing provision shall also apply to any other variation in the share capital of the Company.

14)	Section 17(c) is amended to add the following sentence at the end of the section:

Any Options over ADSs in the Company shall terminate and lapse on the completion of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, provided that any new Award or other arrangement or assumed Award made pursuant to Section 17(c)(1) above shall not terminate or lapse by reason of the completion of any such event.

15)	Section 24 is amended in its entirety to read as follows:
     24. Governing Law. AS OF THE EFFECTIVE TIME, THIS PLAN AND ANY AND ALL AWARD AGREEMENTS EXECUTED IN CONNECTION WITH OPTIONS GRANTED UNDER THIS PLAN SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF ENGLAND AND WALES, WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES.
16)	The fifth sentence of Section 25 is amended to read as follows:

Notwithstanding the foregoing, the Plan shall terminate on the exercise or expiration date of the last outstanding Nonqualified Stock Option, if such date is earlier than the date set forth in the preceding sentence.

PRIDE INTERNATIONAL, INC.
By:	/s/ Brady K. Long
Brady K. Long
Vice President, General Counsel & Secretary

ATTEST:
/s/ Elizabeth Wright
Name:	Elizabeth Wright
Title:	Assistant Secretary